UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

GREENFIELD ONLINE, INC.

(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)
395150 10 5

(Cusip Number)
Blair Flicker, Esq.
c/o Insight Venture Partners
680 Fifth Avenue, 8th Floor
New York, NY 10028
(212) 230-9278

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 19, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

_____________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Table of Contents

CUSIP No. 395150 10 5

1.	Name of Reporting Person:			I.R.S. Identification Nos. of above persons (entities only):
	PETER SOBILOFF			N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
UNITED STATES OF AMERICA

	7.		Sole Voting Power:
41,343

Number of
Shares	8.		Shared Voting Power:
Beneficially			2,589,723
Owned by
Each
Reporting	9.		Sole Dispositive Power:
Person With			41,343

	10.		Shared Dispositive Power:
2,589,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,631,066

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
10.28%

14.	Type of Reporting Person (See Instructions):
IN

Table of Contents

CUSIP No. 395150 10 5

1.	Name of Reporting Person:			I.R.S. Identification Nos. of above persons (entities only):
	INSIGHT VENTURE ASSOCIATES			N/A
III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
DELAWARE

		7.	Sole Voting Power:
2,589,723

Number of
Shares		8.	Shared Voting Power:
Beneficially			None
Owned by
Each
Reporting		9.	Sole Dispositive Power:
Person With			2,589,723

		10.	Shared Dispositive Power:
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,589,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
10.11%

14.	Type of Reporting Person (See Instructions):
OO,HC

CUSIP No. 395150 10 5

1.	Name of Reporting Person:			I.R.S. Identification Nos. of above persons (entities only):
	INSIGHT CAPITAL PARTNERS III,			N/A
L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): †

6.	Citizenship or Place of Organization:
DELAWARE

	7.		Sole Voting Power:
1,693,694

Number of
Shares	8.		Shared Voting Power:
Beneficially			None
Owned by
Each
Reporting
Person With	9.		Sole Dispositive Power:
1,693,694

	10.		Shared Dispositive Power:
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,693,694

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
6.6%

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 395150 10 5

1.	Name of Reporting Person:			I.R.S. Identification Nos. of above persons (entities only):
	INSIGHT CAPITAL PARTNERS			N/A
(CAYMAN) III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): †

6.	Citizenship or Place of Organization:
CAYMAN ISLANDS, B.W.I.

	7.		Sole Voting Power:
608,780

Number of
Shares	8.		Shared Voting Power:
Beneficially			None
Owned by
Each
Reporting
Person With	9.		Sole Dispositive Power:
608,780

	10.		Shared Dispositive Power:
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
608,780

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
2.4%

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 395150 10 5

1.	Name of Reporting Person:			I.R.S. Identification Nos. of above persons (entities only):
	INSIGHT CAPITAL PARTNERS III -			N/A
CO-INVESTORS, L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): †

6.	Citizenship or Place of Organization:
DELAWARE

	7.		Sole Voting Power:
287,249

Number of
Shares	8.		Shared Voting Power:
Beneficially			None
Owned by
Each
Reporting
Person With
	9.		Sole Dispositive Power:
287,249

	10.		Shared Dispositive Power:
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
287,249

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11):
1.1%

14.	Type of Reporting Person (See Instructions):
PN

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D previously filed by Insight Venture Associates III, L.L.C., a Delaware limited liability company. This Amendment is being filed to disclose changes to Items 4 and 5 to the previously filed Schedule 13D. Only those items that are hereby reported are amended. All other items remain unchanged. All capitalized terms used but not defined herein shall have the meanings assigned to them in the original Schedule 13D unless otherwise indicated herein.

Item 4. Purpose of Transaction.

Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III - Co-Investors L.P. respectively disposed of 1,020,876 shares, 103,580 shares and 180,341 shares of common stock of Greenfield Online, Inc. Each such limited partnership distributed such shares to their respective partners on a pro rata basis.

Item 5. Interest in Securities of the Issuer.

Insight Venture Associates III, L.L.C. (“Insight Venture”)

     As a result of the relationships described above, Insight Venture may be deemed to beneficially own the following shares of Common Stock representing 10.11% of the outstanding Common Stock: (2,589,723 shares in the aggregate).

Insight Capital Partners III, L.P. (“ICP III”)

     ICP III beneficially owns the following shares of Common Stock representing 6.6% of the outstanding Common Stock: (1,693,694 shares in the aggregate).

Insight Capital Partners (Cayman) III, L.P. (“ICP Cayman”)

     ICP Cayman beneficially owns the following shares of Common Stock representing 2.4% of the outstanding Common Stock: (608,780 shares in the aggregate).

Insight Capital Partners III - Co-Investors (“ICP Co-Invest”)

     ICP Co-Invest beneficially owns the following shares of Common Stock representing 1.1% of the outstanding Common Stock: (287,249 shares in the aggregate).

The percentages of the common stock outstanding disclosed in this Amendment No. 1 are based upon 25,597,124 shares of common stock outstanding as of March 9, 2007 as set forth in the Form DEF 14A filed by the Company on April 25, 2007. Mr. Sobiloff is a managing member of Insight Venture. Mr. Sobiloff expressly disclaims beneficial ownership of the shares of Common Stock owned by the Insight entities except to the extent of his pecuniary interest therein.

10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2007

INSIGHT CAPITAL PARTNERS III, L.P. INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P. INSIGHT CAPITAL PARTNERS III CO-INVESTORS, L.P.

By: INSIGHT VENTURE ASSOCIATES III, L.L.C.,
as General Partner of Insight Capital Partners III, L.P.
and Insight Capital Partners III – Co-Investors, L.P.
and Investment General Partner of Insight
Capital Partners (Cayman) III, L.P.

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Authorized Member

INSIGHT VENTURE ASSOCIATES III, L.L.C.

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Authorized Member

/s/ Peter Sobiloff
Peter Sobiloff